Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
TDK announces result of takeover offer for EPCOS
•	83.91 percent of the shares of EPCOS secured in total

•	Mandatory additional acceptance period from October 14 to October 27, 2008

•	Last opportunity for EPCOS shareholders to accept attractive all-cash offer
October 13, 2008
Tokyo and Düsseldorf — TDK Corporation (“TDK”) (TSE:6762, NYSE and LSE:TDK) and its wholly-owned subsidiary TDK Germany GmbH have announced the result of the voluntary public takeover offer for EPCOS AG (“EPCOS”) (EPCGn.DE) today. During the acceptance period which ended on October 7, 2008 the offer was accepted for 35.96 percent of the shares in EPCOS. Together with the 47.95 percent of the shares TDK has directly or indirectly purchased outside the offer, the company now has a total shareholding of 83.91 percent in EPCOS.
Takehiro Kamigama, President and COO of TDK, commented: “We are very satisfied with the success of the offer. With nearly 84 percent of the shares secured, TDK and EPCOS will be able to create a leading electronics components company with a strong presence across customer sectors and regions. The response from the shareholders of EPCOS has proven that our offer price is very attractive. The remaining shareholders who have not yet tendered their shares now have the last opportunity to realize full and immediate value for their shares by accepting our successful all-cash offer.”
Shareholders who have not yet tendered their shares should also be aware of the risk that the future liquidity of the shares will be reduced, and as a consequence it might become more difficult to buy or sell EPCOS shares as trading might decline sharply.
The mandatory additional acceptance period will begin on October 14 and expire on October 27, 2008, 24.00 h Local Time at Frankfurt a. M., Germany. During this period, all remaining shareholders of EPCOS have the opportunity to tender their shares for the same price of EUR 17.85 in cash per share. After this period has expired the offer can no longer be accepted. The management board and supervisory board of EPCOS have expressed their full support for TDK’s offer and recommend accepting the offer as it meets the interests of EPCOS, its customers, shareholders and employees. Independent of the mandatory additional acceptance period, TDK and EPCOS will continue to cooperate closely with the relevant authorities in Brazil, China and South Korea to ensure swift regulatory approval of the transaction.
The offer document and all statutory announcements are available for download on the following website:
www.tdk-germany-gmbh.com

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Press Release
About TDK
TDK (TSE:6762, NYSE and LSE:TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite”, a key material in electronics and magnetic products. TDK’s current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media.
TDK is listed on the Tokyo Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

About EPCOS
EPCOS (EPCGn.DE) is a leading manufacturer of electronic components, modules and systems headquartered in Munich, Germany. With its broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, as well as automotive, industrial and consumer electronics. The EPCOS Group has design and manufacturing locations and sales offices in Europe, Asia, and in North and South America.
Electronic components are found in every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, filter frequencies, and protect against overvoltage and overcurrent.
In fiscal 2007 (October 1, 2006, to September 30, 2007), EPCOS posted sales of EUR 1.44 billion. At the end of the fiscal year, the company employed about 18,300 people worldwide.
EPCOS is listed in Germany — on the Frankfurt Stock Exchange and the other regional exchanges — and over the counter (OTC) in the US.

Contacts for the media at TDK

Japan, other Asian countries	Europe, Americas
Kazutoshi KOGURE	Lutz GOLSCH
TDK Corporation	A&B Financial Dynamics GmbH
Tel +81 3 5201-7102	Tel +49 69 92037-110
Fax +81 3 5201-7114	Fax +49 69 92037-199
E-mail: pr@mb1.tdk.co.jp	E-mail: l.golsch@abfd.de

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Press Release
Disclaimer
This announcement contains certain “forward-looking statements” that are based on the current expectations of TDK and are subject to uncertainty and changes in circumstances. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. TDK undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this announcement except as required by law.
To the extent the offer referred to in this announcement is being made into the United States, it will be made directly by TDK Germany GmbH. References in this announcement or in the offer document to the offer being made by Nomura and/or Rothschild on behalf of TDK Germany GmbH should be construed accordingly.
To the extent permitted by applicable law, TDK may directly or indirectly acquire, or make arrangements to acquire, EPCOS shares on the public stock exchange or in privately-negotiated transactions.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
October 13, 2008	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group